HINDALCO
ADITYA BIRLA GROUP

06010612

Ref:AM:PVK:1768:2006

Date:- 30th January, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2006 FEB -2 P 12: 37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Appointment of New Directors on the Board of Hindalco Industries Limited.

This is to inform you that at the Meeting of the Board of Directors of the Company held today, the Board has approved the appointment of the following Additional Directors on the Board of the Company:

1. **Mr. Narendra Jhaveri**
2. **Mr. Kailash Nath Bhandari**

Please also note that General Insurance Corporation of India (GIC) has withdrawn their Nominee Director from the Board of the Company, accordingly Mr. K. N. Bhandari, Nominee Director of GIC has resigned from the Board and is being re-appointed as an Additional Director (Independent).

PROCESSED
FEB 03 2006
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For **HINDALCO INDUSTRIES LIMITED**

ANIL MALIK
Company Secretary

AM:PVK:1117:2006

Date: 30th January, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- **Publication of Unaudited Financial Results (Provisional) for the Quarter ended on 31st December, 2005.**

We are sending herewith a Statement showing the "**Unaudited Financial and Segment Results**" (Provisional) of the Company for the Third Quarter and Nine Months ended on 31st December, 2005, which are approved at the Meeting of the Board of Directors of the Company held on Monday, the 30th January, 2006.

Also find enclosed a Copy of the Press Release.

We hope you will find this in order.

Thanking you,

Yours faithfully,
for HINDALCO INDUSTRIES LTD.

ANIL MALIK
COMPANY SECRETARY

Encl:- as above

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 462 6666 • Fax : 422 7586 / 436 2516 • Email : ajjhala@worli.hindalco.com
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai-400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 52079 • Fax : (05446) 52107

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan" 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED (PROVISIONAL) FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2005

(Rupees in Million)

	Particulars	Quarter ended 31/12/2005 (Unaudited)	Quarter ended 31/12/2004 (Unaudited)	Nine months ended 31/12/2005 (Unaudited)	Nine months ended 31/12/2004 (Unaudited)	Year ended 31/03/2005 (Audited)
1	**Net Sales & Operating Revenues**	**28,737**	**24,901**	**77,423**	**70,076**	**95,233**
2	**Other Income**	**433**	**370**	**1,696**	**1,950**	**2,700**
3	**Total Expenditure**	**22,907**	**18,436**	**60,670**	**53,595**	**72,467**
	(a). (Increase)/Decrease in Stock in Trade	(1,460)	(176)	(5,480)	(2,279)	(2,557)
	(b). Consumption of Raw Materials	16,051	11,504	42,444	34,612	46,396
	(c). Staff Cost	1,154	1,048	3,407	3,131	4,126
	(d). Manufacturing and Operating Expenses	5,795	4,996	17,006	14,819	20,112
	(e). Other Expenditure	1,367	1,064	3,293	3,312	4,390
4	**Interest & Finance Charges**	**628**	**441**	**1,628**	**1,320**	**1,700**
5	**Gross Profit**	**5,635**	**6,394**	**16,821**	**17,111**	**23,766**
6	**Depreciation**	**1,314**	**1,095**	**3,768**	**3,237**	**4,633**
7	**Profit before Tax & Extraordinary Items**	**4,321**	**5,299**	**13,053**	**13,874**	**19,133**
	Extraordinary Items	(30)	-	(30)	-	91
8	**Profit before Tax**	**4,351**	**5,299**	**13,083**	**13,874**	**19,042**
9	**Provision for Tax**	**1,345**	**1,627**	**4,063**	**4,866**	**6,464**
	(a). Provision for Current Tax	1,027	1,539	3,289	4,015	5,705
	(b). Provision for Deferred Tax	291	88	703	851	759
	(c). Provision for Fringe Benefits Tax	27	-	71	-	-
10	**Net Profit for the period**	**3,006**	**3,672**	**9,020**	**9,008**	**12,578**
	Provision for deferred tax for earlier years	-	199	-	199	(716)
11	**Net Profit**	**3,006**	**3,473**	**9,020**	**8,809**	**13,294**
12	**Paid-up Equity Share Capital (Face Value : Re.1/- per Share)**	**928**	**928**	**928**	**928**	**928**
13	**Reserves**					**75,738**
14	**Basic & Diluted EPS (Rs.)**	**3.2**	**3.7**	**9.7**	**9.5**	**14.3**
15	**Aggregate of non-promoter shareholding**					
	(a). Number of shares			687,002,680	685,090,300	687,067,400
	(b). Percentage of shareholding			74.05%	74.08%	74.06%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 31/12/2005 (Unaudited)	Quarter ended 31/12/2004 (Unaudited)	Nine months ended 31/12/2005 (Unaudited)	Nine months ended 31/12/2004 (Unaudited)	Year ended 31/03/2005 (Audited)
1. Segment Revenue					
(a) Aluminium	15,644	13,447	43,192	37,956	52,521
(b) Copper	13,084	11,454	34,225	32,120	42,712
	28,728	24,901	77,417	70,076	95,233
Add: Inter Segment Adjustment	9	-	6	-	-
Net Sales & Operating Revenues	**28,737**	**24,901**	**77,423**	**70,076**	**95,233**
2. Segment Results (Profit/Loss before Tax and interest from each Segment)					
(a) Aluminium	5,421	4,629	14,150	11,533	15,957
(b) Copper	(845)	790	(1,008)	1,892	2,538
	4,576	5,419	13,142	13,425	18,495
Less: Interest & Finance Charges	(628)	(441)	(1,628)	(1,320)	(1,700)
	3,948	4,978	11,514	12,105	16,795
Add: Other un-allocable Income net of un-allocable expenses	373	321	1,539	1,769	2,338
Profit before Tax & Extraordinary Items	**4,321**	**5,299**	**13,053**	**13,874**	**19,133**
3. Capital Employed (Segment Assets-Segment Liabilities)					
(a) Aluminium	58,512	53,847	58,512	53,847	55,129
(b) Copper	46,727	36,368	46,727	36,368	37,813
	105,239	**90,215**	**105,239**	**90,215**	**92,942**

Notes:-

1. As part of arrangements to finance its expansion plans, the Company had, vide its Letter of Offer, dated 25th November, 2005, informed its shareholders about the issue of 231,936,993 equity shares with a face value of Re. 1 each at a premium of Rs. 95 per share to the existing equity shareholders in the ratio of 1 equity share for every 4 equity shares held by the shareholders as on November 28, 2005. The issue opened on 19th December 2005 with 25% of the issue price payable on application and the balance in two installments, at the option of the company, between 9 and 24 months. The issue was fully subscribed and closed on 18th January 2006. Pending the allotment of shares, Earnings per Share have not been restated.

   On allotment of the shares, by 18th February, 2006, the issued and subscribed capital of the Company shall increase from Rs. 927.75 million to Rs. 1,159.68 million and the paid-up capital shall increase to Rs. 985.73 million.

2. A Secured Rupee Term Loan agreement with a consortium of domestic banks for Rs. 12,500 Million borrowing was signed during January 2006, as part of arrangements to finance the expansion plans of the Company.

3. On 13th January 2006, the Asset Reconstruction Company (India) Limited (Arcil) accepted an offer made by the Company to purchase certain assets, belonging to Pennar Aluminium Company Limited. The assets include a 30 ktpa Aluminium Rolling Mill and a 14.4 ktpa Conductor Rod complex at Nagpur.

4. Operations of Copper Smelter at Dahej, Gujarat were adversely affected during the quarter by
   - 25 days planned shutdown of the 180 ktpa Copper Smelter I
   - Siphon leakage in the recently commissioned 250 ktpa Copper Smelter III on 21st November 2005, forcing a 19 day shutdown.

   The 70 ktpa Copper Smelter II undertook an 18 day planned shutdown from 1st January 2006 for refractory change.

5. Net Sales & Operating Revenues for the three months and the nine months ended 31st December 2005 include Rs. 861 million being benefit accrued in relation to exports made in 2004-05 under the Target Plus Scheme announced in the Foreign Trade Policy 2004-09.

6. Extra Ordinary Items represent reversal of provision for liability that was created in earlier years, relating to demerger, and is no longer required.

7. Disclosure relating to number of complaints from investors during the quarter:

Pending as on 01.10.2005	Received	Resolved	Pending as on 31.12.2005
1	19	19	1

8. Figures of previous periods have been regrouped and restated to give effect to the transfer of demerged undertaking of the Indian Aluminium Company, Ltd. w.e.f. April 01, 2004.

9. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on 30th January, 2006. Limited review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

Place: Mumbai
Date : 30th January, 2006

By and on behalf of the Board

D. Bhattacharya
Managing Director

HINDALCO

ADITYA BIRLA GROUP

PRESS RELEASE **Date: 30.01.2006**
Q3 FY 2005-06

HINDALCO INDUSTRIES LTD.

- Strong growth in revenues, up 15% YoY •
- Strong Aluminium performance but production shortfall in Copper •
- Net Profit for the Quarter declined by 13% •
- Nine Months ended December 31, 2005 Net Profit increased by 2% •

Financial Highlights

(In Rs. Crores)	Quarter ended 31st Dec 2005	Quarter ended 31st Dec 2004	Change (%)	Nine Months ended 31st Dec 2005	Nine Months 31st Dec 2004	Change (%)
Net Sales & Op. Revenues	**2,873.7**	**2,490.1**	**15%**	**7,707.0**	**7,707.6**	**0%**
PBDIT	626.3	683.5	-8%	1,844.9	1,843.1	0.1%
Interest & Finance Charges	62.8	44.1	42%	162.8	132.0	23%
Depreciation	131.4	109.5	20%	376.8	323.7	16%
Profit before Tax	**432.1**	**529.9**	**-18%**	**1,305.3**	**1,387.4**	**-6%**
Extraordinary Items	3.0	-		3.0	-	
Provision for Taxes	134.5	182.6	-26%	406.3	506.5	-20%
Net Profit	**300.6**	**347.3**	**-13%**	**902.0**	**880.9**	**2%**

Hindalco Industries Ltd., the emerging metals major and the flagship Company of the Aditya Birla Group, reported the results for the 3rd Quarter of the fiscal 2005-06 on January 30, 2006.

The Company's revenues moved up 15% to Rs2873.7 Crores from Rs. 2,490.1 Crores for the corresponding quarter of the previous year. Net Profit, however, declined 13% to Rs. 300.6 Crores vis-à-vis Rs. 347.3 Crores, as the performance of the Copper business was impaired due to production loses and factors beyond the control of the Comapny.

Aluminium business clocked revenues of Rs.1564.4 Crores, 16% growth over the corresponding quarter. Sustained strength in LME prices, rising volumes and higher weight on value added products were the key factors contributing to the growth. As a result the segment profit increased by 17% from Rs. 462.9 Crores to Rs. 542.1 Crores.

Copper business revenues rose 14% from Rs.1145.4 Crores to of Rs. 1308.4 Crores on the back of a rising LME.

The business faced its toughest quarter in its 8½ years history because of difficult business conditions.

More specifically, the 180 ktpa Smelter I took a routine bi-annual maintenance shutdown for 25 days. The 250 ktpa Smelter III, commissioned earlier this year, took a forced 19 days shutdown due to minor metal leakage and resultant damage to nearby equipment. On the positive side, the utilization level of 70 ktpa Smelter II improved over the Q3 FY05 and as also sequentially over the preceding quarter.

Lower smelter up-time and consequent decrease in production during the quarter affected the profit adversely. In addition to that, the Copper business had to bear costs of repairs to the two big smelters, suffer backwardation charges and incur high expenses on liquid fuels. Together, these factors impacted the quarter's results very significantly.

Operational Review

Aluminium

Production increased across all product segments on the back of high capacity utilisation levels.

- Alumina output rose by 3% from 301,794 MT to 310,838 MT.
- Primary Metal production increased 2.3% to 108,710 MT from 106,247 MT.
- Wire Rods turnout grew 17.7% from 14,722 MT to 17,331 MT.
- Rolling Mills production was up 9.4% over 45,268 MT to 49,525 MT.

- Extruded products registered a rise of 39.8% in the output from 5,979 MT to 8,356 MT.
- Foils rollout at 7,354 MT witnessed a growth of 2.3% from 7,192 MT.
- Alloy Wheels climbed up 69.2% to 49,531 wheels from 29,273 wheels.
- Captive power generation increased by 12% YoY from 1,798 MU to 2,011 MU.

Copper

- Copper Cathode production was lower at 44,236 as compared to 54,120 MT in Q3 last year.
- The output of Continuous Cast Copper Rods increased by 9.6% from 20,691 MT to 22,679 MT.
- Sulphuric Acid Production moved in line with Smelter output and was lower at 130,399 MT against 181,981 MT.
- Production of DAP and Complexes declined from 67,874 MT to 37,449 MT.
- Production of Gold grew 19.9% from 1.603 MT to 1.922 MT.
- Silver output for the quarter was at 9.091 MT as against 10.084 MT

Performance of the Copper Smelter – I has returned to 100% level after the maintenance exercise. Part of refractory relining for a furnace of Smelter II was undertaken in the Quarter. Smelter III is back in operation after a brief interruption for repairs to certain equipment. Looking ahead, the Company expects copper production for the fourth quarter to be significantly better.

Expansion Projects

The brownfield expansions of Alumina Refinery and Smelter at Muri and Hirakud respectively, are at an advanced stage. The brownfield expansion at Belgaum refinery is awaiting clearance for bauxite mines. Considerable progress has been made in the greenfield projects viz. Utkal Alumina and Aditya Aluminum. For Utkal, 65% of land has been acquired, with Rehabilitation and Resettlement work reaching 90% completion. For the Aditya Refinery and Smelter 100% land has been identified for acquisition. Agreements for mining bauxite and coal are at an advanced stage of negotiations.

Rights Issue

The Company's rights issue has received an overwhelming response from investors with around 196,600 applications for 284.85 Million shares, mobilising Rs.682.46 Crores, 122.83% of issue size, in application money. The allotment of shares is

expected to be completed by February 15, 2006; and it is anticipated that the trading of the new shares shall begin by February 18, 2006.

Borrowings

In March, 2005 the Company had tied up a syndicated 10 year Secured Rupee Term Loan facility with domestic banks for an amount of Rs.49,500 Million at a spread of 65 basis points over the 5 year sovereign paper. On 27th January, 2006 the Company signed another Secured Rupee Term Loan agreement with a consortium of domestic banks for Rs. 12,500 Million borrowing at similar terms and pricing. These loans have been tied up as part of arrangements to finance the Company's expansion plans.

Acquisition of PALCO's Assets

On January 13, 2006, Asset Reconstruction Company (India) Limited (ARCIL) accepted the Company's offer to purchase certain assets of Pennar Aluminium Company Limited (PALCO). The assets include a 30 ktpa Aluminium Rolling Mill and a 14.4 ktpa Conductor Rod complex at Nagpur.

The assets were put up for sale by ARCIL under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act). The facility for rolled products was installed in December 1993 and for the conductors was installed in November 1994. The residual life of the facility for Aluminium Rolled Products is estimated to be more than 10 years. The assets purchased are on "as is where is & as is what is" basis. The estimated residual life mentioned herein is based on management estimates and has not been independently assessed by any expert.

Industry Outlook

Aluminium

Forecasts global aluminium consumption is anticipated to grow 4.5-5% during 2006, support from a varied mix of end-uses across various regions.

North American demand growth is likely to be sustained by Heavy truck and Trailer production, aerospace, military, railcar and beverage can segments. In addition, the reconstruction activity in Gulf after the hurricane damage is expected to support the consumption demand. Construction markets in parts of Europe along with Can Stock demand from tinplate converted to aluminium lines in Western Europe and expanded can-making facilities in Eastern Europe would propel demand for the metal. In addition, Japanese construction sector is also giving positive signals.

Across the world, costs of raw material, viz. alumina, power, carbon materials are impacting smelter margins adversely. It is indeed an irony that we are witnessing smelter closures with aluminium prices at 17-year highs. Some of the recent smelter

shutdowns are in high cost regions of Europe and North America, e.g., Hamburg (132kt), Frederick (195kt) and Steg (44kt) etc.

Aluminium prices have crossed above $2,300 per tonne and reached 17-year highs. We anticipate primary metal prices to be strong over the near term; and be volatile with a floor of $1,800 over the medium term depending on the supply situation.

The Company expects domestic metal demand to grow at double digits for the year, boosted by end-use sectors like construction, power, packaging and automobiles.

Copper

Primary copper demand growth in the form of Copper cathodes has been subdued during the year. However, demand for end-use products including the semis has witnessed an encouraging trend. This disconnect between primary copper demand and end-use demand has been filled in by de-stocking. Supply of refined copper has been constrained due to decline in Sx-Ew production and problems at the smelter stage. The low inventory scenario coupled with the supply disruptions has had a magnified impact on Copper prices, which have risen rapidly to above $4,500 levels.

The lower than anticipated smelter capacity utilisation has led to surplus concentrate availability, which is reflected in spot Tc/Rc terms which peaked in April at $175/t & 17.5c/lb, levelling off in Aug-Sep'05t to $125/t & 12.5c/lb and more recently to $135/t & 13.5c/lb on the back of increased mine output at Indonesia's PTFI and smelter disruptions in Thailand and India.

Over the medium term, we expect copper prices to be extremely sensitive to supply side developments and continued strength in Tc/Rcs driven by increased output coming out from mines to take advantage of the copper cycle highs.

<u>Company Outlook</u>

Hindalco is standing at an inflection point on growth curve with both its businesses positioned to reap the benefits of scale. While the Company's aluminium business is poised for a giant leap from domestic leadership to global scale operations, in Copper, the company expects better results once the production from the new smelter stabilizes.